UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 35173

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

ACADEMY SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

445 HAMILTON AVENUE, SUITE 1102
(No. And Street)

WHITE PLAINS,	NY	10601
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DOUGLAS CHARLES WILLIAM GREENWOOD — (914) 220-5881
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP   ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PUBLIC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

EM 3/7/13

ACADEMY SECURITIES, INC.

(F/K/A STERLING INVESTMENT SERVICES, INC.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

ACADEMY SECURITIES, INC.

(F/K/A STERLING INVESTMENT SERVICES, INC.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

OATH OR AFFIRMATION

I, DOUGLAS CHARLES WILLIAM GREENWOOD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ACADEMY SECURITIES, INC., as of DECEMBER 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Dara L. Rosenbaum
Notary Public - State of New York
No. 02RO6203333
Qualified in New York County
Commission Expires 04/06/2013

Notary Public

Signature

SECRETARY
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of
Academy Securities, Inc. (F/K/A Sterling
Investment Services, Inc.):

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Academy Securities, Inc. (F/K/A Sterling Investment Services, Inc.) (the "Company") as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of this financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in this financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of this financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of this financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of this financial statement.

ACADEMY SECURITIES, INC.
(F/K/A STERLING INVESTMENT SERVICES, INC.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash and cash equivalents	$ 872,613
Due from broker	2,314,676
Accounts receivable	11,674
Note receivable	3,000
Prepaid expenses	73,421
Fixed assets (net of accumulated depreciation of $6,869)	12,770
Other assets	31,472
TOTAL ASSETS	$ 3,319,626

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:	
Accrued expenses	$ 86,961
Accrued interest on subordinated notes	100,352
TOTAL LIABILITIES	187,313
Liabilities subordinated to the claims of general creditors	5,349,977
Shareholders' Equity:	
Common stock, $.01 par value; 1,000,000 shares authorized and issued, 312,600 shares outstanding	3,126
Additional paid- in -capital	1,997,836
Common stock subscription receivable	(1,407,766)
Earnings deficit	(2,810,860)
TOTAL SHAREHOLDERS' EQUITY	(2,217,664)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 3,319,626

The accompanying notes are an integral part of these financial statement.

ACADEMY SECURITIES, INC.
(F/K/A STERLING INVESTMENT SERVICES, INC.)
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2012

NOTE 1 ORGANIZATION & SIGNIFICANT ACCOUNTING POLICIES

Organization

Academy Securities, Inc. (f/k/a Sterling Investment Services, Inc.), (the "Company") was incorporated in the state of Delaware on November 7, 1985. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), Securities Investor Protection Corporation ("SIPC") and Municipal Securities Rulemaking Board ("MSRB"). The Company provides financial advisory and capital-raising services, principally related to merger and acquisition advice and equity private placements and is engaged in sales, trading, and underwriting of municipal bonds. The Company is also a California Certified Disabled Veteran Business Enterprise (DVBE) and Service Disabled Veteran Owned Business (SDVOB) that conducts an order execution and agency trading business for investment management firms, public, ERISA, and other pension funds, as well as family offices and high net-worth individuals. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, and claims exemption from SEC Rule 15c3-3, pursuant to paragraph (k)(2)(ii). Effective on April 29, 2010, the Company changed its name from Sterling Investment Services, Inc.

Cash Equivalents

Cash and cash equivalents consists of high yield money market funds held at a major financial institution.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurement

FASB ASC 820, *Fair Value Measurement* has no material effect on these financial statements.

ACADEMY SECURITIES, INC.
(F/K/A STERLING INVESTMENT SERVICES, INC.)
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2012

NOTE 1 ORGANIZATION & SIGNIFICANT ACCOUNTING POLICIES

Organization

Academy Securities, Inc. (f/k/a Sterling Investment Services, Inc.), (the "Company") was incorporated in the state of Delaware on November 7, 1985. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), Securities Investor Protection Corporation ("SIPC") and Municipal Securities Rulemaking Board ("MSRB"). The Company provides financial advisory and capital-raising services, principally related to merger and acquisition advice and equity private placements and is engaged in sales, trading, and underwriting of municipal bonds. The Company is also a California Certified Disabled Veteran Business Enterprise (DVBE) and Service Disabled Veteran Owned Business (SDVOB) that conducts an order execution and agency trading business for investment management firms, public, ERISA, and other pension funds, as well as family offices and high net-worth individuals. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, and claims exemption from SEC Rule 15c3-3, pursuant to paragraph (k)(2)(ii). Effective on April 29, 2010, the Company changed its name from Sterling Investment Services, Inc.

Cash Equivalents

Cash and cash equivalents consists of high yield money market funds held at a major financial institution.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurement

FASB ASC 820, *Fair Value Measurement* has no material effect on these financial statements.

NOTE 1 ORGANIZATION & SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company complies with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, Income Taxes which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented, and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The tax years that remain subject to examination are 2011, 2010, and 2009. The Company determined that there are no uncertain tax positions which would require adjustments or disclosures on the financial statements.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years.

NOTE 2 NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed, 10 to 1. At December 31, 2012, the Company had net capital of $2,999,976 which was $2,899,976 in excess of its required net capital of $100,000. The Company's net capital ratio was .06 to 1.

NOTE 3 COMMITMENTS AND CONTINGENT LIABILITIES

On July 1, 2012, the Company extended their prior year's lease agreement to a 5 year 3 month non-cancelable operating lease for office space in San Diego, CA. The lease will expire on September 30, 2017. Rent expense for this property amounted to $39,903 for the year ended December 31, 2012.

Future minimum annual lease payments, net of sublease income of $1,709 per month, are as follows:

Year Ending December 31,	Amount
2013	$ 60,550
2014	60,550
2015	60,550
2016	60,550
2017	60,550
Total	$ 302,750

In addition, on September 26, 2012, the Company executed a 2 year operating lease for its office space in Chase Manhattan Plaza, New York, NY. The lease will expire on September 30, 2014. For the year ended December 31, 2012, the rent expense amounted to $29,376.

Future minimum annual lease payments are as follows:

Year Ending December 31,	Amount
2013	$ 117,502
2014	88,128
Total	$ 205,630

In addition, on June 1, 2012, the Company executed subleased office space in Chicago, IL on a monthly basis until either party notifies the other party of its intent to terminate the agreement. Such notice has been given which will take effect February 1, 2013. For the year ended December 31, 2012, the rent expense amounted to $3,500, which is included in occupancy on the statement of operations. Future lease commitment is $500, due in 2013.

NOTE 3 COMMITMENTS AND CONTINGENT LIABILITIES (continued)

The Company terminated its operating lease for its office space in White Plains, NY. For the year ended December 31, 2012, the rent expense amounted to $28,769, which is included in occupancy on the statement of operations.

For the year ended December 31, 2012, the total rent expense for the leases above amounted to $101,548, which is included in occupancy on the statement of operations.

The Company had no equipment rental commitments, no underwriting commitments, no contingent liabilities, and had not been named as defendant in any lawsuit at December 31, 2012 or during the year then ended.

NOTE 4 INCOME TAXES

At December 31, 2012, the Company has a net operating loss ("NOL") carryforward for federal and state income tax purposes totaling approximately $2,769,000. These carryforwards are available to offset future taxable income and will expire during the years 2029 through 2032, if not utilized. For financial statement reporting purposes, net deferred tax assets of approximately $1,093,000 relate primarily to the NOL carryforwards which have been fully offset with a valuation allowance, as the realization of these deferred tax assets is dependent on the company generating future taxable income. The deferred tax assets and the corresponding valuation increased by approximately $814,000 in the current year primarily due to the loss incurred during the current year.

NOTE 5 FIXED ASSETS

Details of fixed assets at December 31, 2012, are as follows:

Computer equipment	$ 19,639
Total fixed assets, at cost	19,639
Less: accumulated depreciation	(6,869)
Net fixed assets	$ 12,770

NOTE 6 LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company is obligated under eighteen subordination agreements (the "Agreement") in the aggregate amount of $5,349,977. The Agreements, which are between the lenders and the corporation, have been approved by the Financial Industry Regulatory Authority and, as such, are available for net capital purposes. The interest is payable annually at a rate of 12%, except for the $4,000,000 agreement which is at 6%. The schedule of Agreements is as follows:

Effective Date	Maturity Date	Amount
12/28/2011	12/26/2014	50,000
1/12/2012	1/12/2015	100,000
3/20/2012	3/20/2015	100,000
5/24/2012	5/24/2015	35,000
8/5/2010	7/31/2015	30,000
8/5/2010	8/3/2015	150,000
8/20/2010	8/18/2015	150,000
8/20/2010	8/18/2015	30,000
9/28/2011	9/19/2016	91,110
9/28/2011	9/21/2016	91,110
1/20/2012	12/26/2016	181,620
1/25/2012	12/29/2016	113,888
3/19/2012	3/5/2017	45,555
5/8/2012	5/8/2017	30,066
5/25/2012	5/24/2017	91,110
6/15/2012	6/1/2017	36,339
6/15/2012	6/1/2017	24,179
8/6/2012	8/1/2016	4,000,000
	Total	5,349,977

NOTE 7 GUARANTEES

FASB ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying value (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees at December 31, 2012 or during the year then ended.

NOTE 8 SUBSEQUENT EVENTS

Subsequent events have been evaluated, and no events have been identified which require disclosure.